UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

As reported in the announced financial results for the third quarter of 2015, Evogene ltd., or the Company, is performing organizational changes.

In particular, the Company has implemented the following changes to its executive management team:

Ido Dor was appointed and will assume responsibility as Executive Vice President & General Manager Crop Enhancement. Mr. Dor previously served as Evogene’s Vice President Business Development Ag-Chemicals & Head of Biologicals. Mr. Dor has been with Evogene since 2011.

Eran Kosover was appointed and will assume responsibility as Executive Vice President & General Manager Crop Protection. Mr. Kosover previously served as Evogene’s Vice President Project Management, since 2014. Between the years 2009-2011 Mr. Kosover served as Business Development Manager at Evogene.

Dr. Hagai Karchi was appointed as Chief Technology Officer, or CTO, and Head of R&D Crop Enhancement. Dr. Karchi previously served as Evogene’s Executive Vice President of Development and CTO, since 2008. Dr. Karchi has been with Evogene as one of its founders since its establishment in 2002.

Dr. Eyal Emmanuel was appointed as Chief Science Officer, or CSO, and Head of R&D Crop Protection. Dr. Emmanuel previously served as Evogene's Executive Vice President of R&D Crop Protection. Dr. Emmanuel has been with Evogene since 2006, and has since served in various managerial R&D positions, leading several of the Company’s key research programs.

Assaf Kacen was appointed as Chief Operation Officer, or COO. Mr. Kacen previously served as Evogene’s Executive Vice President of Technology Infrastructure. Mr. Kacen has been with Evogene since 2009.

Assaf Oron was appointed as Executive Vice President Corporate Development. Mr. Oron previously served as Executive Vice President of Business Development and Strategy, since 2008. Mr. Oron has been with Evogene since 2006.

The changes detailed above are effective immediately.

The Company further reports that effective as of November 2015, the clearing and settlement of all transactions in the Company’s ordinary shares on the Tel Aviv Stock Exchange, or the TASE, will be handled exclusively through American Stock Transfer & Trust Company, LLC, or AST, the Company’s United States based stock transfer agent. The TASE clearing house is electronically linked to the Depository Trust Company, a subsidiary of the Depository Trust & Clearing Corporation, which is a shareholder of record at AST (via its nominee, Cede & Co.) and which facilitates the trading, settlement and clearance of shares of dual listed companies. Previously, the clearing and settlement of TASE transactions in the company’s shares were undertaken by the registry company of Bank Leumi, the settlement and clearing agent of Bank Leumi.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2015	EVOGENE LTD. (Registrant) By: /s/ Sigal Fattal —————————————— Sigal Fattal Chief Financial Officer